# Baby-Tech Innovations Inc. Notes to Financial Statements

For the Year Ended December 31, 2023

Baby-Tech Innovations Inc. d/b/a infanttech

## NOTE 1 – NATURE OF OPERATIONS

Baby-Tech Innovations Inc. d/b/a infanttech was formed on March 20, 2012, in the State of California. The financial statements of Baby-Tech Innovations Inc. (which may be referred to as the 'Company', 'we,' 'us,' or 'our') are prepared in accordance with accounting principles generally accepted in the United States of America ('U.S. GAAP'). The Company's headquarters are located in Montebello, California.

The Company was founded to create safety-focused baby monitoring solutions, including the zooby video baby monitor for cars, homes, and on-the-go. The Company operates as a direct-to-consumer business, primarily through its e-commerce website and major online retailers.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Revenue is recognized when control of the promised goods is transferred to customers, generally upon shipment. Revenue is recorded at the amount the Company expects to receive.

Inventory
Inventory is stated at the lower of cost (FIFO) or net realizable value and consists of finished goods.

Income Taxes
The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is recorded if it is more likely than not that some or all of the deferred tax assets will not be realized.

## NOTE 3 – DEBT

The Company has authorized 30,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2023, there were 18,593,875 shares issued and outstanding.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

During 2023, the Company resolved a voluntary product recall with the Consumer Product Safety Commission (CPSC) and is now in full compliance. The Company had no material long-term purchase commitments or lease obligations as of December 31, 2023.

## NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized 30,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2023, there were 18,593,875 shares issued and outstanding.

## NOTE 6 – RELATED PARTY TRANSACTIONS

No new related party transactions or loans occurred during fiscal year 2023

## NOTE 7 – SUBSEQUENT EVENTS

Subsequent to December 31, 2023, in February 2024, the Company issued an additional 71,428 shares of common stock in a private issuance. In December 2024, the Company completed a Regulation Crowdfunding raise via Start Engine, issuing an additional 94,125 shares and raising approximately $31,928 before fees. Management has evaluated subsequent events through April 29, 2025, the date the financial statements were available to be issued.

infanttech is currently finalizing its financial statements for the fiscal year end December 31, 2024. Due to ongoing inventory reconciliation and final adjustments, complete 2024 financials are not yet available for inclusion in this Form C-AR. The Company acknowledges this discrepancy and intends to promptly file an amendment to this Form C-AR, including the finalized 2024 Balance Sheet, Profit and Loss Statement, Statement of Cash Flows, Statement of Changes in Equity, and accompanying Notes to the Financial Statements for 2024, once these figures have been confirmed.

The Company is committed to maintaining full compliance with its reporting obligations under Regulation Crowdfunding and ensuring investors have access to accurate and complete financial information as soon as it becomes available.